300 -1055 W. Hastings Street

Vancouver, BC, Canada V6E 2S9

Ph: 604.685.5492 Fax: 604.684.6024

www.buffalogold.ca

FOR IMMEDIATE RELEASE

BUFFALO GOLD CLOSES ON BROKERED PRIVATE PLACEMENT

Vancouver, B.C, December 8, 2005 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to report that the brokered private placement announced on October 24, 2005 has closed as to 9,251,858 units at a price of USD$0.35 per unit to generate gross proceeds of USD$3,238,150 that will be used to fund the initial phase of work on the Mt. Kare Property in Papua New Guinea.

Each unit consists of one share and one half share purchase warrant, every whole warrant entitling the purchase of an additional share of Buffalo at USD$0.50 per share for a period of two years expiring December 7, 2007. After April 7, 2006 and until the expiry date of the warrants, if the closing price of Buffalo’s shares exceeds USD$1.00 for fifteen consecutive trading days, Buffalo may, within thirty days of such fifteen consecutive trading day period, provide notice compelling the exercise of warrants within thirty days of such notice.

Canaccord Capital Corporation (“Canaccord”) acted as the agent in respect of this placement and received a commission of 7.5% of the gross proceeds (in respect of which it elected to receive USD$225,615 in cash and the balance of USD$17,246 in 49,275 units), a broker’s warrant entitling the purchase of up to 693,889 shares of Buffalo on the same terms as the warrants included in the units and a corporate finance fee of 120,000 units.

All securities issued pursuant to this placement are subject to a four month hold period ending April 7, 2006.

Buffalo Gold’s Management team has engaged The Snowden Group to prepare the 43-101 report and anticipates the confirmation of the geological interpretation, preparation of the interpreted plans, cross sections and longitudinal sections that will illustrate the configuration of the mineralization. This interpretation will be instrumental in developing a resource block model and to direct the infill drilling program that will be carried out in 2006. Management anticipates the 43-101 report to be completed in January of 2006. Upon completion of the geological review, by a Qualified Person, Buffalo intends to engage an independent engineering firm to complete a pre-feasibility study that will focus on the primary mineralized area. This work will include, but is not limited to, the development of a block model which will be utilized to complete a resource estimate of the Mt.Kare mineralized zones.

The Mt. Kare Property is contiguous to Placer Dome’s Porgera Mine property, where current reserves and resources, along with past production total more than 28 million ounces of gold.  The various styles of mineralization identified at both Porgera and Mt. Kare are very similar in geologic setting and structural controls.

The existing geologic resource at Mt. Kare (using a 1.0 gm/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 gm/t Au) is estimated by the independent engineering firm of Watts Griffis & McOuat to be:

Resource Classification	Million Tonnes	gm Au/t	gm Ag/t
Indicated Mineral Resources Inferred Mineral Resources	14.68 10.85	2.36 1.98	33.7 22.7

The Mt. Kare Audit and Resource Estimate was prepared on behalf of Madison Enterprises Corporation by Watts Griffis and McOuat (“WGM”) in November of 1998 and updated by WGM in January of 2000, prior to the implementation of National Instrument 43-101 (“NI43-101”).  As such, this estimate is not compliant with current 43-101 standards. Although Buffalo considers this resource estimate to be an historic estimate only, Buffalo does consider the resource estimate to be relevant.  The resource categories reported by WGM were based on definitions defined in the Australian code for Reporting of Identified Mineral Resources and Ore Reserves, 1996 (“JORC”).

John V. Tully, P. Geo., a qualified person for the purposes of NI43-101 was responsible for the preparation of the technical information disclosed in this news release.

In order to acquire its interest in the Mt. Kare Property, Buffalo will assume Longview’s obligations under its agreement with Madison as follows:

•

Buffalo will complete a preliminary feasibility study by January 4, 2007 and pay Madison, in cash or shares at Madison’s election, a total of CAD$500,000 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), a wholly-owned subsidiary of Madison that is the holder of the Mt. Kare Property

•

Buffalo can acquire a further 2% interest (51% in the aggregate) by paying, in cash or shares at Buffalo’s election, a further CAD$500,000 on or before February 15, 2007

•

Buffalo can acquire a further 14% interest (65% in the aggregate) by completing a bankable final feasibility study by July 4, 2008 at the latest

•

After acquiring at least a 51% interest, Buffalo will have the right to acquire the balance of Madison’s interest based on an independent valuation of Madison’s remaining interest for cash or shares of Buffalo or a combination of both

•

If Buffalo elects not to acquire Madison’s remaining interest, Buffalo and Madison will enter into a joint venture for the further development of Mt. Kare.

Buffalo will issue to Longview 17,000,000 common shares of Buffalo at a deemed price of USD$0.25 per share upon Buffalo having acquired the initial 49% interest in Madison PNG from Madison.  In addition, Buffalo has agreed to pay Longview CAD$200,000 in blocks of CAD$50,000 on signing of the acquisition agreement and every three months thereafter until paid.

This acquisition will require the approval of Buffalo’s shareholders and Buffalo will seek such approval as soon as it is in a position to do so.  The acquisition is also subject to approval from the TSX Venture Exchange.

About BUF.U:

Buffalo Gold Ltd., headquartered in Vancouver, Canada is actively engaged in exploring and developing mineral properties globally. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U) please visit our website at www.buffalogold.ca

On Behalf of the Board of Directors of

BUFFALO GOLD LTD.

“Damien Reynolds”

_________________________

Damien Reynolds,

Chairman of the Board

For further information please contact:

Julie Hajduk, Investor Relations

Buffalo Gold Ltd.,

Tel: 604.685.5492

E-mail: julie@buffalogold.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy of this press release